Mail Stop 3561

May 25, 2010

VIA U.S. MAIL

Walter Bromfield
Chief Financial Officer
United Maritime Group, LLC
601 S. Harbour Island Boulevard, Suite 230
Tampa, FL 33602

Re: United Maritime Group, LLC
Amendment No. 1 to the Registration Statement on Form S-4
Filed May 13, 2010
File No. 333-165796 & -01

Dear Mr. Bromfield:

We have reviewed your response to our letter dated April 28, 2010 and have the following additional comments. Please note that page references refer to the marked version of your filing uploaded to EDGAR.

Summary Historical Consolidated Financial and Other Data, page 13

1. We refer to the presentation of the 2007 results of operations on a combined basis and your response to our prior comment 16 that you believe such presentation provides investors comparisons between the three year periods. Please note that we continue to believe it is not appropriate to present combined results for the predecessor and successor periods due to the change in basis that resulted from the acquisition, as such presentation does not comply with GAAP and are considered non-GAAP financial measures due to the change in basis resulting from the application of purchase accounting. As such, we cannot concur that the 2007 presentation provides investors with an appropriate comparison to the other two fiscal years. Please delete the "Combined" 2007 column and revise to disclose the predecessor period results of operations from January 1, 2007 through December 3, 2007 and the successor period from December 4, 2007 through December 31, 2007. Each column should be separately labeled as predecessor and successor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies, page 54

2. We note your revisions in response to our prior comment 11 and do not believe such revisions were fully responsive to our request. As originally noted, the critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please revise your disclosure for each critical accounting policy disclosed to ensure such disclosures – (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise, as applicable.

Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-9
13. Business Segments, page F-21

3. We note your revisions in response to our prior comment 13 and require further information. Your revised disclosure indicates that the company aggregates its services businesses into an "All Other" segment. As the company is primarily a services based business, such statement is unclear. Furthermore, since there is no "All Other Segments" in the detailed tables in note 13 other than the "Other" category, which appears to be for reconciliation purposes only, it is unclear what parts of your business make up the "All Other Segments" and how the transfer and storage, blue water and inland water segments fit into the segments detailed in note 13. Please revise to clearly disclose the company's significant segments. To the extent the transfer and storage, blue water, and inland water segments represent operating rather than reporting segments, please revise to explain the nature of such segments and how they relate to the reporting segments.

General

4. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Heather Clark at (202) 551-3624 or Joe Foti, Senior Assistant Chief Accountant at (202) 551-3816 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 728-9214
       Cristopher Greer, Esq.
       Willkie Farr & Gallagher LLP